Exhibit 99.1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

)
In re UNITED THERAPEUTICS	)	CONSOLIDATED C.A. No. 4946-CC
CORPORATION DERIVATIVE LITIGATION.	)
)

NOTICE OF PENDENCY AND SETTLEMENT OF ACTION

TO:         STOCKHOLDERS OF UNITED THERAPEUTICS CORPORATION (UTHR) AS OF OCTOBER 28, 2010

PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY.  YOUR RIGHTS WILL BE AFFECTED BY THE LEGAL PROCEEDINGS IN THIS LITIGATION.  IF THE COURT APPROVES THE PROPOSED SETTLEMENT, YOU WILL BE FOREVER BARRED FROM CONTESTING THE FAIRNESS, REASONABLENESS AND ADEQUACY OF THE PROPOSED SETTLEMENT, OR PURSUING THE RELEASED CLAIMS (DEFINED BELOW) AGAINST THE RELEASED PERSONS (DEFINED BELOW).

I.            WHY ARE YOU RECEIVING THIS NOTICE?

The purpose of this Notice is to tell you about: (i) a lawsuit (the “Action”) in the Delaware Court of Chancery (the “Court”) brought derivatively on behalf of United Therapeutics Corporation (“UT” or the “Company”); (ii) a proposal to settle the Action (the “Settlement”) as provided in a Stipulation of Settlement (the “Stipulation”); and (iii) your right, among other things, to attend and participate in a hearing to be held on January 21, 2011, at 2:30 p.m. in Court of Chancery, Courthouse, 34 The Circle, Georgetown, Delaware 19947 (the “Settlement Hearing”).

The Notice describes the rights you may have under the Settlement and what steps you may, but are not required to, take concerning the Settlement.  If the Court approves the Settlement, the parties will ask the Court to approve a “Final Order and Judgment” that would end the Action.

THE FOLLOWING DESCRIPTION DOES NOT CONSTITUTE FINDINGS OF THE COURT.  IT IS BASED ON STATEMENTS OF THE PARTIES AND SHOULD NOT BE UNDERSTOOD AS AN EXPRESSION OF ANY OPINION OF THE COURT AS TO THE MERITS OF ANY OF THE CLAIMS OR DEFENSES RAISED BY ANY OF THE PARTIES.

II.          BACKGROUND: WHAT IS THIS CASE ABOUT?

Plaintiffs Jeffrey Benison IRA (“Benison”), the Retirement Board of Allegheny County (“RBAC”), and the Police and Fire Retirement System of the City of Detroit (“PFRSD”) (collectively, “Plaintiffs”) are current stockholders of UT.  Plaintiffs are represented by the law firms of Prickett, Jones & Elliott, P.A.; Rosenthal, Monhait & Goddess, P.A.; Barroway Topaz Kessler Metzler & Check, LLP (“Barroway Topaz”); Bernstein Litowitz Berger & Grossmann LLP (“Bernstein Litowitz”); and Harwood Feffer LLP (“Harwood Feffer”) (collectively, “Plaintiffs’ Counsel”).

Nominal defendant UT is a Delaware corporation.  Defendants Martine A. Rothblatt (“Rothblatt”), Roger A. Jeffs, John M. Ferrari, Paul A. Mahon, Christopher Causey, Raymond Dwek, R. Paul Gray, Ray Kurzweil, Christopher Patusky, and Louis W. Sullivan (collectively, “Individual Defendants” and together with UT, the “Defendants”) are present officers and/or directors of UT.  Plaintiffs and Defendants are collectively referred to herein as the “Parties,” or each individually as a “Party.”

In December 2008, Benison served a demand for books and records on the Company under Section 220 of the Delaware General Corporation law.  Benison sought records related to UT’s Share Tracking Award Plan (“STAP”), UT’s decision in November 2008 to amend the exercise price of awards issued under the STAP (“Awards”), and its decision in December 2008 to conduct a tender offer to exchange certain stock options for stock options having a lower exercise price.  UT produced records to Mr. Benison in January 2009.  Benison requested additional records in February 2009, which the Company produced later that month.

In May 2009, Benison initiated a derivative action in Delaware Court of Chancery, C.A. No. 4569-CC (the “Benison Derivative Lawsuit”), against certain of UT’s directors, alleging that they breached their fiduciary duties in their adoption of the STAP, the amendment of the Awards, and the options exchange offer.  The Defendants moved to dismiss the Benison Derivative Lawsuit.  Benison amended his complaint in August 2009.

In June 2009, RBAC served a books and records request on the Company, seeking books and records related to the STAP, the amendment of certain Awards and the offer to exchange certain stock options.  UT produced records to RBAC in July 2009.  RBAC filed a books and records action in the Delaware Court of Chancery, C.A. No. 4764-CC (the “Books and Records Action”) against UT later that month, seeking additional records.  UT negotiated an agreement to resolve the Books and Records Action, pursuant to which it produced additional records to RBAC on November 11, 2009.  At RBAC’s request, UT further supplemented its production of records on November 23, 2009.  RBAC stipulated to the dismissal of the Books and Records Action in May 2010.

In October 2009, RBAC filed a derivative action in Delaware Court of Chancery, C.A. No. 4946-CC (the “RBAC Derivative Lawsuit”), against certain of UT’s directors and officers, challenging the amendment of Awards, the options exchange offer, and certain stock options granted to UT’s CEO, Rothblatt, under the United Therapeutics Corporation Amended and Restated Equity Incentive Plan, adopted in 1997 and amended from time to time thereafter (“1997 Plan”), including Rothblatt’s year-end stock options grant in 2007.  RBAC moved for expedited proceedings and preliminary injunctive relief, which the Court denied.  See Ret. Bd. Allegheny Cnty. v. Rothblatt, C.A. No. 4946-CC, 2009 WL 3349262 (Del. Ch. Oct. 13, 2009).

In November 2009, the Court granted Plaintiffs’ motion to consolidate the Benison Derivative Lawsuit and the RBAC Derivative Lawsuit, combining them into the above-captioned Action (Consolidated Case No. 4946-CC) and appointing Barroway Topaz, Harwood Feffer and Bernstein Litowitz as co-lead counsel for Plaintiffs.  In April 2010, the Court granted the request of PFRSD to join the Action as a party-plaintiff.  In May 2010, Benison, RBAC, and PFRSD jointly filed the Verified Consolidated Amended Derivative Complaint (“Complaint”).  The Complaint contested the adoption of the STAP, the amendment of Awards, the options exchange offer, and certain stock options granted to Rothblatt (including options granted to her in 2007, 2008, and 2009).  Plaintiffs claimed that the Individual Defendants breached the Delaware General Corporation law and their fiduciary duties to UT in connection with the foregoing contested transactions and that they wasted corporate assets and were unjustly enriched as a result of those transactions.

On May 19, 2010, Plaintiffs filed a motion for partial summary judgment, and Defendants filed a motion to dismiss the Complaint.

On July 26, 2010, the Parties reached an agreement in principle to settle the Action.

III.         HOW WAS THE SETTLEMENT REACHED?

RBAC and Defendants initially engaged in arm’s-length settlement negotiations in August 2009.  In June 2010, the Parties engaged in further extensive arm’s-length negotiations in an effort to resolve the Action.  During the negotiations, all Parties understood the strengths and weaknesses of their respective claims and defenses.  Plaintiffs, through their counsel, have undertaken and completed an extensive investigation of the claims and allegations asserted in the Action, as well as the underlying events and transactions relevant to those claims and allegations, and have determined that the Settlement is fair, reasonable, adequate and in the best interests of UT and UT’s shareholders.

Defendants have vigorously denied, and continue to deny, (i) any wrongdoing or liability with respect to all claims, events, and transactions complained of in the Action; (ii) that they committed any violation of law; (iii) that they breached any fiduciary duties; (iv) that they were unjustly enriched; (v) that they acted improperly; and (vi) any liability of any kind to Plaintiffs, UT or UT’s shareholders.  Nonetheless, Defendants consider it desirable that the Action be settled and dismissed on the merits and with prejudice, and without costs to any Party (except as set forth below), in order to avoid the distraction, burden, and expense of further litigation, and to put to rest and terminate the claims asserted in the Action.

IV.         WHAT ARE THE TERMS OF THE SETTLEMENT?

Because the Action was brought on behalf of and for the benefit of UT, the benefits from the Settlement will go to UT.  Individual stockholders will not receive any direct payment from the Settlement.  UT will receive the following benefits in connection with the Settlement of the Action, without having to prosecute any claims against the Individual Defendants and without any admission of any Individual Defendant of having caused harm to UT:

A.            Benefits and Recoveries. No later than ten (10) days after the Effective Date (defined below), Rothblatt shall surrender and UT shall cancel 165,214 stock options issued to

Rothblatt with a current exercise price of $30.75 per option and scheduled to expire in December 2017.

B.            Corporate Governance Improvements. In addition to the benefits and recoveries set forth above, in direct response to, and as a result of, the Action and Plaintiffs’ efforts, UT has adopted and/or will adopt no later than ten (10) days after the Effective Date, unless otherwise provided, the following corporate governance improvements:

1.             Stock Option and Share Tracking Award Plans

(a)           The adoption of any future stock option plan shall require shareholder approval.

(b)           Except for any amendments proposed herein, the 1997 Plan may not be materially amended without shareholder approval.

(c)           No existing or future awards under the 1997 Plan or STAP may be amended, exchanged, or re-priced to lower prices without shareholder approval.

(d)           All Company stock option plans and share tracking awards plans shall provide that the exercise price for stock option grants and share tracking awards shall be no less than one hundred percent (100%) of fair market value of UT common stock on the grant date.  The fair market value of UT stock on a grant date shall be the closing price for a share of UT common stock on such day as reported on the NASDAQ or other relevant stock exchange.

(e)           The Board or Compensation Committee shall within sixty (60) days after the Effective Date designate a Company officer who shall who shall oversee mechanisms for monitoring compliance with laws and regulations relating to the disclosure of compensation or trading by any applicable option or share tracking award grantees (e.g., timely and accurate filing of SEC Forms 3, 4 and 5), as well as compliance with the Company’s stock option plans and share tracking awards plans.

2.             Granting of Stock Option Awards and Share Tracking Awards

(a)           Authority to approve the grant of stock option awards and share tracking awards, or the authority to approve the formulae or methodology by which such grants are determined, shall be limited to the full Board or a properly constituted Compensation Committee, consisting of three or more independent directors, or their duly authorized delegates.  The majority of the full Board shall be comprised of independent directors, and the Compensation Committee shall be comprised solely of independent directors.  For purposes of this Stipulation, “independent director” shall have the meaning ascribed to such term under Rule 5605(a)(2) of the NASDAQ listing standards (or any applicable successor rule applicable to NASDAQ-listed companies’ boards of directors or compensation committees, as the case may be).

(b)           Beginning no later than sixty (60) days after the Effective Date, discretionary grants and awards to directors and any employee subject to § 16 of the Securities Exchange Act of 1934 or Covered Employees within the meaning of §162(m) of the Internal

Revenue Code shall be approved in advance by either the full Board or Compensation Committee.  The sole exception to this rule is that a single independent director, following proper delegation of authority by the Compensation Committee or full Board, may approve or ratify non-discretionary stock option grants which are determined solely under a mechanical formula.

(c)           No later than sixty (60) days after the Effective Date the body authorized to approve the grant of stock options and share tracking awards shall be specified in the Compensation Committee Charter, the 1997 Plan, any subsequent equity incentive plans, and any share tracking awards plans, whether subject to stockholder approval or not.

(d)           On a prospective basis beginning on the Effective Date, Section 5.4 of the 1997 Plan, as adjusted or amended with shareholder approval or as adjusted automatically in accordance with its terms as a result of stock splits or other events specified in Section 12.1 of the 1997 Plan (Changes in Capital Structure), shall be construed to limit the number of options that may be granted to the CEO in a single calendar year  notwithstanding any provisions of the 1997 Plan or the CEO’s employment agreement to the contrary.  The limit currently imposed by Section 5.4 of the 1997 Plan is 1,000,000 stock option grants.

(e)           Dr. Rothblatt’s employment agreement will not be amended to allow her to receive Share Tracking Awards in lieu of or in addition to stock options, as long as the 1997 Plan remains in force and has not exhausted the number of shares available to permit the grant of stock options sufficient to satisfy the requirements of Dr. Rothblatt’s employment agreement, as limited by Section 5.4 of the 1997 Plan.

3.             Timing of Stock Option and Share Tracking Award Grants

(a)           Beginning no later than sixty (60) days after the Effective Date, stock options and share tracking awards granted to all officers, directors, and employees shall be granted only on pre-set dates, which shall be set by the Compensation Committee prior to the beginning of the fiscal year in which the stock options are to be granted, except that stock options and share tracking awards may be granted on other dates in connection with significant personnel events, such as a new hire, promotion, new directorship, achievement of a significant corporate objective, or appointment to a board committee.  The method used to determine the pre-set grant dates, and any future changes thereto, shall be publicly reported at least ninety (90) days prior to becoming effective.

(b)           Beginning no later than sixty (60) days after the Effective Date, executive officers shall be prohibited from determining the date of any stock option award or share tracking award granted to them, except in accordance with the method previously disclosed pursuant to Paragraph B(3)(a) above.

(c)           Beginning no later than sixty (60) days after the Effective Date, all grants of stock options or share tracking awards—or, in case of stock options or share tracking awards that are determined in accordance with a formula, all decisions regarding the formulae or methodology by which such grants are determined—shall be made only at a meeting of the

Board or a properly constituted Compensation Committee and not by unanimous written consent, except that:

(i)            a single independent director may approve or ratify non-discretionary stock option grants which are determined solely under a mechanical formula, as described in Paragraph B(2)(b) above; and

(ii)           the Company’s duly authorized directors, officers, or managers may approve the grant of such awards in connection with significant personnel events, as described in Paragraph B(3)(a) above.

THE COURT HAS NOT FINALLY DETERMINED THE MERITS OF THE PLAINTIFFS’ CLAIMS OR THE DEFENSES THERETO.  THIS NOTICE DOES NOT IMPLY THAT THERE HAS BEEN OR WOULD BE ANY FINDING OF VIOLATION OF THE LAW BY THE INDIVIDUAL DEFENDANTS OR THAT RECOVERY COULD BE HAD IN ANY AMOUNT IF THE ACTION WERE NOT SETTLED.

V.          WHAT CLAIMS WILL THE SETTLEMENT RELEASE?

Under the Settlement, the following releases will occur upon the Effective Date of the Settlement:

Plaintiffs, on their own behalf and derivatively on behalf of UT, UT, and each and every other UT stockholder claiming by, through, in the right of, derivatively, or on behalf of UT, on behalf of themselves and their respective heirs, executors, personal representatives, estates, administrators, successors or assigns will fully, finally, and forever release, relinquish, discharge and dismiss, with prejudice, UT, any and all the Individual Defendants and any and all of UT’s and the Individual Defendants’ respective present or former spouses, family members, officers, directors, employees, agents, attorneys, advisors, accountants, auditors, insurers, trustees, financial advisors, investment bankers, representatives, affiliates, parents, subsidiaries (including the directors and officers of such affiliates, parents, and subsidiaries), general partners, limited partners, partnerships, heirs, executors, personal representatives, estates, administrators, successors or assigns (collectively, the “Released Persons”) from the following claims (the “Released Claims”):

any and all claims, rights, demands, suits, matters, issues, causes of action, liabilities, obligations, expenses, damages, losses, judgments, suits, or any other matters of any kind, including Unknown Claims (defined below), whether foreseen or unforeseen, foreseeable or unforeseeable, or certain or contingent, that have been, or could have been, or in the future could be asserted by Plaintiffs (on their own behalf directly or derivatively on behalf of UT), by UT, and by each and every UT stockholder (derivatively or on behalf of UT) against the Released Persons, whether under state, federal, or foreign law, which arise out of or relate in any manner to the allegations, facts, events, transactions, acts, occurrences, conduct, statements, representations, alleged misrepresentations, alleged omissions or any other matters that: (i) have been asserted in the Action; (ii) were recited, described or referenced in the Action; or (iii)  arise out of or relate to any matters (A) alleged in the Complaint in the Action or the complaints filed in the Benison lawsuit or the RBAC lawsuit, (B) concerning, without limitation, UT’s adoption of the STAP, expansion or amendment of the STAP, stock options, Share Tracking Awards, the Awards Repricings, the Option Exchange, grant of stock options or payment of any compensation to its Chief Executive Officer, and any contracts, agreements and disclosures relating thereto, or (C) concerning the fiduciary and disclosure obligations or alleged unjust enrichment or waste with respect to the matters described in parts (i), (ii), and (iii).

Each of the Defendants, on behalf of themselves and their respective present or former spouses, family members, officers, directors, employees, agents, attorneys, advisors, accountants, auditors, insurers, trustees, financial advisors, investment bankers, representatives, affiliates, parents, subsidiaries (including the directors and officers of such affiliates, parents, and subsidiaries), general partners, limited partners, partnerships, heirs, executors, personal representatives, estates, administrators, successors or assigns, will fully, finally, and forever release, relinquish, and discharge Plaintiffs, all other UT shareholders, and their counsel from the following claims (the “Released Defendants’ Claims”):

all claims, demands, suits, matters, issues, causes of action, liabilities, obligations, expenses, damages, losses, judgments, or any other matters of any kind, including Unknown Claims (defined below), whether foreseen or unforeseen, foreseeable or unforeseeable, or certain or contingent, whether under state, federal or foreign law that have been, could have been, or in the future could be asserted in any forum by the Defendants or any of them or the successors and assigns of any of them against any of the Plaintiffs, any other UT shareholder or their attorneys, that arise out of or relate in any way to the institution, prosecution, or settlement of the Action (except for claims to enforce the terms of the Settlement).

The releases contemplated by the Settlement extend to “Unknown Claims,” which are defined as all Released Claims which any Plaintiff or other UT shareholder does not know or suspect to exist in his, her or its favor at the time of the release of the Released Persons, and any Released Defendants’ Claims which any Defendant does not know or suspect to exist in his, her or its favor at the time of the release of Plaintiffs, the other UT shareholders and their counsel, which if known by him, her or it might have affected his, her or its decision(s) with respect to the Settlement.  With respect to any and all Released Claims and Released Defendants’ Claims, the Parties stipulate and agree that upon the Effective Date, Plaintiffs and the Defendants shall expressly waive, and each other UT shareholder shall be deemed to have waived, and by operation of the Final Order and Judgment shall have expressly waived, any and all provisions, rights and benefits conferred by any law of any state, territory of the United States, or any foreign nation, or principle of common law, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542, which provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

Plaintiffs and the Defendants acknowledge, and each other UT shareholder by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of Released Claims and Released Defendants’ Claims was separately bargained for and was a key element of the Settlement.

The “Effective Date” means the date that the Final Order and Judgment approving the Settlement is no longer subject to review upon appeal, whether due to expiration of time to appeal, or due to final affirmation on appeal and expiration of time for any petition for reargument, appeal or review, by certiorari or otherwise.

VI.         WHAT ARE THE REASONS FOR THE SETTLEMENT?

Plaintiffs have conducted a thorough investigation and reviewed extensive records with respect to the claims and underlying events and transactions alleged in the Action.  Plaintiffs and their counsel have concluded that settling the Action on the terms and conditions of the Settlement and those set forth in the Stipulation confers substantial benefits upon and is in the best interest of UT and owners of UT common stock as of the date of the Settlement.  In making this determination, Plaintiffs and their counsel have considered the benefits conferred on UT by the Settlement and Stipulation and have taken into account the uncertain outcome and risks of any litigation, especially in complex derivative stockholder litigation such as the Action, as well as the difficulties and delays inherent in such litigation.  Plaintiffs and their counsel are also mindful of the inherent problems of proof associated with, and possible defenses to, the claims asserted in the Action.  In addition, Plaintiffs and their counsel recognize and acknowledge the expense and length of continued proceedings necessary to prosecute the Action against the Defendants through trial and appeals.  Plaintiffs, through their counsel, have determined that the Settlement is fair, reasonable, adequate and in the best interests of UT and UT shareholders.

All Parties recognize the time and expense that would be incurred by further litigation in this matter and the uncertainties inherent in such litigation, and that the interest of the Parties would be best served by a settlement of the Action.

VII.       HOW WILL THE ATTORNEYS GET PAID?

Plaintiffs’ Counsel shall petition the Court for an award of attorneys’ fees in an amount not to exceed $3 million, inclusive of all costs and expenses of all Plaintiffs in the Action (the “Fee Request”).  Defendants are negotiating with Plaintiffs over whether Defendants will oppose the Fee Request.  The parties may reach an agreement prior to the Settlement Hearing.  If such an agreement is reached, the parties will present that agreement to the Court at the Settlement Hearing, without distributing additional notice.  Any fee amount approved and awarded by the Court upon the Fee Request described in this paragraph (the “Fee Award”) shall be paid by the Company, or its successor in interest, in accordance with the terms of the Stipulation.

Final resolution of the Fee Request and Fee Award shall not be a precondition to dismissal, with prejudice, of the Action, and any litigation concerning the Fee Request or Fee Award may be considered and resolved separately from the approval of the Stipulation and Settlement.  Any order or proceeding relating to the application for or disbursement of attorneys’ fees and expenses, or any appeal from any order relating thereto or reversal or modification thereof, shall not affect or delay the finality of the final court approval of the Settlement.

VIII.      WHEN WILL THE SETTLEMENT HEARING TAKE PLACE?

The Court has scheduled a Settlement Hearing to be held on January 21, 2011, at 2:30 p.m. in the Court of Chancery, Courthouse, 34 The Circle, Georgetown, Delaware 19947.

The purpose of the Settlement Hearing is for the Court to: (a) determine whether the Settlement, on the terms and conditions provided for in the Stipulation, is fair, reasonable and adequate and in the best interest of UT and its stockholders; (b) determine whether the Court should approve the Settlement and enter a Final Order and Judgment as provided in the Stipulation dismissing the Action with prejudice and extinguishing and releasing the Released Claims (as defined above) against the Released Persons (as defined above); (c) hear and determine any objections to the Settlement; (d) rule on the application of Plaintiffs’ Counsel for their Fee Request; and (e) rule on such other matters as the Court may deem appropriate.

The Settlement Hearing may be rescheduled or adjourned by the Court from time to time without further notice to anyone other than the Parties.  The Court may approve the Settlement at or after the Settlement Hearing with such modifications as may be consented to by the Parties and without further notice.

IX.         DO I HAVE A RIGHT TO APPEAR AND OBJECT?

Any current stockholder of UT who objects to the Settlement, the Final Order and Judgment proposed to be entered, and/or the Fee Request, or who otherwise wishes to be heard (“Objector”), may request to appear in person or by his, her, or its attorney at the Settlement Hearing and present any evidence or argument that may be proper and relevant; provided, however, that except for good cause shown, no Objector shall be heard or entitled to contest the approval of the terms or conditions of the Settlement, or, if approved, the Final Order and Judgment to be entered thereon, and/or the Fee Request, unless he, she, or it has, no later than fourteen (14) calendar days before the settlement hearing (unless the Court in its discretion shall thereafter otherwise direct, upon application of such person for good cause shown), filed with the Court by hand or by overnight mail at the address listed below, and served electronically, by hand or by overnight mail upon counsel listed below, the following: (i) proof of current ownership of UT stock and the date when such stock was acquired, (ii) a written notice of the Objector’s intention to appear, if applicable, (iii) a detailed statement of the objections to the Settlement, the Final Order and Judgment proposed to be entered, and/or the Fee Request and, and (iv) a detailed statement of all the grounds for such objections and the reasons for the Objector’s desiring to appear and to be heard, as well as all documents or writings which the Objector desires the Court to consider.

Court address for filing objections:

Register in Chancery

New Castle County Courthouse

500 North King Street

Wilmington, Delaware 19801

Counsel to be served with objections:

PRICKETT, JONES & ELLIOTT, P.A.

Michael Hanrahan

Paul A. Fioravanti, Jr.

1310 King Street

Wilmington, Delaware 19801

ROSENTHAL, MONHAIT & GODDESS, P.A.

Joseph A. Rosenthal

P. Bradford deLeeuw

919 N. Market Street, Suite 1401

Wilmington, Delaware 19899

Co-Liaison Counsel for Plaintiffs

BARROWAY TOPAZ KESSLER METZLER & CHECK, LLP
Lee D. Rudy

Michael J. Hynes
280 King of Prussia Road
Radnor, Pennsylvania 19087

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
Mark Lebovitch
Amy Miller
1285 Avenue of the Americas
New York, New York 10019

HARWOOD FEFFER LLP

Joel C. Feffer
Daniella Quitt
488 Madison Avenue, 8th Floor
New York, New York 10022

Co-Lead Counsel for Plaintiffs

MORRIS NICHOLS ARSHT & TUNNELL, LLP

William M. Lafferty

Bradley D. Sorrels

1201 N. Market Street

Wilmington, Delaware 19801

Counsel for United Therapeutics Corporation and the Individual Defendants

GIBSON, DUNN & CRUTCHER LLP

Andrew S. Tulumello

Jason J. Mendro

1050 Connecticut Avenue, N.W.
Washington, D.C. 20036

Counsel for United Therapeutics Corporation and the Individual Defendants

SQUIRESLAW, PLLC

Jeffrey L. Squires

1850 M St. NW, Ste. 280

Washington, D.C. 20036

Counsel for Defendant United Therapeutics Corporation

Any person or entity who fails to object in the manner prescribed above shall be deemed to have waived such objection (including the right to appeal), unless the Court in its discretion allows such objection to be heard at the Settlement Hearing, and forever shall be barred from raising such objection in this or any other action or proceeding or otherwise contesting the Settlement or the Fee Request.  You are not required to appear in person at the Settlement Hearing in order to have your timely filed objection considered.

X.          WHAT ARE THE TERMS OF THE PROPOSED FINAL ORDER AND JUDGMENT?

If the Court determines that the Settlement, as provided for in the Stipulation, is fair, reasonable, adequate and in the best interest of UT and its stockholders, the Parties shall jointly request that the Court enter an Order and Final Judgment, which will, among other things:

1.             Approve the Settlement and adjudge the terms thereof to be fair, reasonable, adequate, and in the best interest of UT and its stockholders pursuant to Court of Chancery Rule 23.1;

2.             Authorize and direct the Parties to consummate the Settlement in accordance with the terms and conditions of the Stipulation; and reserve jurisdiction to supervise the consummation of the Settlement;

3.             Dismiss the Action, with prejudice, in accordance with the terms of the Stipulation and grant the releases described more fully above and in accordance with the terms and conditions of the Stipulation;

4.             Grant the Fee Request as the Court deems appropriate; and

5.             Determine that appropriate notice of the Action, the Settlement, the Settlement Hearing, and the right to appear was provided pursuant to the Court of Chancery Rule 23.1.

XI.         HOW DO I GET ADDITIONAL INFORMATION ABOUT THE SETTLEMENT?

This Notice is not all-inclusive.  The references in this Notice to the pleadings in the Action, the Stipulation, and other papers and proceedings are only summaries and do not purport to be comprehensive.  For the full details of the Action, the claims and defenses that have been asserted by the Parties and the terms and conditions of the Settlement, including a complete copy of the Stipulation, stockholders of UT are referred to the Court files in the Action.  You or your attorney may examine the Court files during regular business hours of each business day at the office of the Register in Chancery, New Castle County Courthouse, 500 North King Street, Wilmington, Delaware 19801.  Questions about the Settlement or about this Notice in general may be addressed to the following counsel as representatives for Plaintiffs’ Counsel:

PRICKETT, JONES & ELLIOTT, P.A.

Michael Hanrahan, Esq.

Paul A. Fioravanti, Jr., Esq.

1310 King Street

Wilmington, Delaware  19801

(302) 888-6500

PLEASE DO NOT WRITE OR CALL THE COURT

BY ORDER OF THE COURT

Dated: October 27, 2010	/s/ Register in Chancery
Register in Chancery